

April 22, 2015

<u>Via E-mail</u>
Brett D. Nicholas
Chairman of the Board, President and Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

  Re: Sequoia Mortgage Trust 2012-4
     Form 10-K for the Fiscal Year Ended December 31, 2014
     Filed March 30, 2015
     File Nos. 333-179292-03

Dear Mr. Nicholas:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K of Sequoia Mortgage Trust 2012-4

Item 15 Exhibits

1. Please confirm that in future filings you will revise your incorporation by reference of the Pooling and Servicing Agreement dated of as January 1, 2014 listed as exhibit 4 to include the SEC file number reference. See Securities Act Rule 411 and Item 10(d) of Regulation S-K. If you determine that you must revise the Form 10-K to address comments issued below, please revise the amended 10-K to include the SEC file number reference.

Reports on Assessment of Compliance with the Servicing Criteria

Exhibit 33.2

2. We note here and in the associated Report of Independent Registered Public Accounting Firm filed as Exhibit 34.2 the reference to Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. We also note that the same incorrect reference was made in the Report of Independent Registered Public Accounting Firm filed as Exhibit 34.3. Please be advised that on December 9, 2014, the SEC Division of Corporation Finance revised its publicly available interpretations as Compliance and Disclosure Interpretations ("C&DIs") and the interpretation regarding vendors engaged by servicers is now C&DI 200.06. Please confirm that in future filings, all references to any SEC interpretations on which a party relies will accurately reflect the C&DI format.

Exhibit 33.5

3. The report provided by Wells Fargo Bank, National Association as custodian states that Item 1122(d)(1)(iv) and Item 1122(d)(4)(iii) are applicable to the activities performed by it. The chart included in the body of the Form 10-K (which appears to be consistent with the Amended and Restated Pooling and Servicing Agreement dated as of January 1, 2014 filed as Exhibit 20.2 to the issuing entity's Form 8-K filed January 6, 2014 ("Revised PSA")), however, does not list Item 1122(d)(1)(iv) or Item 1122(d)(4)(iii) as applicable servicing criteria performed by Wells Fargo as custodian. Please advise.

Exhibit 33.7

4. The report provided by Citibank, N.A. as securities administrator states that Item 1122(d)(4)(xiv) is not applicable to the activities performed by it with respect to the Platform. The chart included in the body of the Form 10-K and the Revised PSA, however, both indicate that Item 1122(d)(4)(xiv) is an applicable servicing criterion performed by Citibank as securities administrator. Additionally, the chart in the body of the Form 10-K indicates that Item 1122(d)(4)(iii) is not applicable to activities performed by Citibank, however, the report provided by Citibank indicates that it is applicable as it relates to the Company's obligation to report additions, removals, or substitutions in accordance with transaction agreements. Please advise and tell us whether there is an error in the Citibank report and whether you will therefore revise the Citibank report. If you revise the Item 1122 report, please also revise the associated report of the independent registered public accounting firm, which is filed here as Exhibit 34.7, accordingly.

Reports of Independent Registered Public Accounting Firm

Exhibit 34.1

5. We note that in the report provided by Cenlar FSB as Exhibit 33.1, Cenlar states that it engaged various vendors to perform the activities required by Item 1122(d)(2)(vi) and Item 1122(d)(4)(xi). The report provided by Ernst & Young LLP as Exhibit 34.1, however, does not appear to contemplate the performance of the vendors engaged as there is no reference to the performance of these servicing criteria by a vendor. Please confirm that the examination performed by Ernst & Young included testing for compliance with respect to the servicing criteria for which Cenlar engaged vendors. Please also confirm that in future filings, all reports of independent registered public accounting firms will state this fact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kayla Florio at (202) 551-3490, or me at (202) 551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Matthew Tomiak, Redwood Trust